June 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Dale Welcome, Staff Accountant
Kevin Stertzel, Staff Accountant
Sherry Haywood, Staff Attorney
Thomas Jones, Staff Attorney

Re:	Forum Merger III Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed May 27, 2021
File No. 001-39457

Ladies and Gentlemen:

On behalf of our client, Forum Merger III Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to the preliminary proxy statement on Schedule 14A filed on May 27, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated June 7, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amended Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed May 27, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2021

Adjustment (BB), page 95

1.	Based upon your footnote, it appears to us that pro forma adjustment (BB) should be $2.5 million. Please revise your document or tell us why the current amount is appropriate.

Response:  In response to the Staff’s comment, the Company has revised the amount of the pro forma Adjustment (BB) on page 95 to $2,528,419.

Adjustment (CC), page 95

2.	We note that your pro forma adjustment for interest income (expense) for the three-month period ended March 31, 2021 is the same amount as adjustment (KK) for the year ended December 31, 2020. Please tell us how these amounts are the same given the difference in time periods.

Response:  In response to the Staff’s comment, the Company has revised the amount of the pro forma Adjustment (CC) on page 95 to $496,957.

Comparative Share Information, page 101

3.	You present basic and diluted income (loss) per share for Class A redeemable common stock of $0.50 for the three months ended March 31, 2021. It appears to us, however, that this amount should be $0.00 as reported on pages F-27 and F-36. Please reconcile these amounts and revise your presentation accordingly.

Response: In response to the Staff’s comment, the Company has revised the amount of the basic and diluted income (loss) per share for Class A redeemable common stock on page 101 to $0.00.

4.	Please revise the first line item to say net income (loss) since you report net income for Forum for the three months ended March 31, 2021.

Response: In response to the Staff’s comment, the Company has revised the first line item on page 101 to be Net income (loss).

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 182

5.	Please reinstate the narrative of your results of operations and liquidity and capital resources for the year ended December 31, 2020, such that your MD&A reflects both the results of the full year 2020 and the interim period ended March 31, 2021.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has reinstated the narrative of the Company’s results of operations and liquidity and capital resources for the year ended December 31, 2020 on page 183 such that the Company’s MD&A reflects both the results of the full year 2020 and the interim period ended March 31, 2021.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

Elliott Smith

cc:	Marshall Kiev, Forum Merger III Corporation
David Boris, Forum Merger III Corporation

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